UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ⬜

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⬜

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⬜

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⬜	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.                Press release titled “ABB: Next stage of unlocking value” issued by ABB Ltd dated October 4, 2016.

2

ABB: Next stage of unlocking value

•         Shaping four focused, market-leading, entrepreneurial divisions:

•         Electrification Products

•         Robotics and Motion

•         Industrial Automation

•         Power Grids

•         Continued Power Grids transformation under ABB ownership:

•         “Power Up” program aiming at growth, lower risk, earnings accretion

•         De-risked EPC business model

•         Partnership with Fluor for substations

•         Partnership with Aibel for offshore wind

•         Divesture of cable business expected in Q1 20171

•         Raised margin target corridor 200bps to 10-14%, effective 2018

•         Realizing full potential as digital champion

•         “ABB Ability”: fully integrated digital offering across customer segments; cements ABB’s leadership in the Fourth Industrial Revolution

•         Far-reaching partnership with Microsoft to develop next-generation digital solutions

•         IoT pioneer Guido Jouret took office as Chief Digital Officer effective October 1

•         Strengthening global ABB brand

•         Consolidation of 1000+ brands under the ABB master brand

•         Prerequisite for full value creation of digital offering

•         Writes ABB’s heritage as a pioneering technology leader into the future

•         White-collar productivity target increased by 30% to $1.3bn; timeline and costs unchanged

•         All other financial targets confirmed

•         Second share buyback program of $3bn planned 2017 through 2019; capital allocation priorities unchanged

ABB today launched Stage 3 of its Next Level strategy to unlock value for customers and shareholders. The core elements of this include: shaping ABB’s divisions into four market-leading, entrepreneurial units, including continuing to transform the Power Grids division under ABB’s ownership; realizing ABB’s full digital potential; accelerating momentum in operational excellence; and strengthening ABB’s brand.

ABB CEO Ulrich Spiesshofer said, “Over the last two years, ABB has become faster, leaner and more efficient. We have continuously improved margins and further strengthened our cash generation. In Stage 3 of our Next Level strategy, we are building on our successful transformation momentum and strengthening our position as a pioneering technology leader and global digital champion. With our four simplified, market-leading, entrepreneurial businesses, combined with “ABB Ability”, we address customers’ needs in the Energy and Fourth Industrial Revolutions in a more focused and agile way.”

1 Subject to regulatory clearances and fulfilment of the closing conditions.

Peter Voser, chairman of ABB’s Board of Directors, said, “The successful execution of our Next Level strategy to date has led to significantly improved operational and financial performance and a more externally focused, simpler ABB. The entire board worked with the management and external advisors on all elements of Stage 3, which will unlock value for customers and all shareholders while ensuring the company’s long-term success. The continued transformation of our Power Grids division under ABB’s management is the best of all carefully assessed options for shareholders. We firmly support the management team and the action plan presented today.”

Driving growth in four market-leading entrepreneurial divisions

ABB is shaping and focusing its divisional structure into four market-leading divisions: Electrification Products, Robotics and Motion, Industrial Automation and Power Grids, effective January 1, 2017. The divisions will be empowered as entrepreneurial units within ABB, reflected in an enhancement of its performance and compensation model focusing on individual accountability and responsibility. They benefit from sales collaboration orchestrated by regions and countries as well as from the group-wide digital offering; ABB’s leading G&A structure and costs; common supply chain management; and corporate research centers. ABB will continue to strengthen its divisions through active portfolio management. This includes pursuing strategic additions, transforming business models and pruning non-core businesses.

“Entrepreneurial spirit is the base for our future operating model,” said Spiesshofer. “Our four market-leading businesses, led by empowered entrepreneurs, will drive sustainable value creation, supported by regions and Group oxygen such as ABB Ability and our leading G&A cost level.”

Electrification Products

Electrification Products (EP) will be the partner of choice for electrification of all consumption points.

By bringing together all electrification components, mainly by transferring businesses from the existing Discrete Automation and Motion (DM) division, EP will be the global #2 in that segment, offering a one-stop shop for customers.

The electric vehicle charging, solar, and power quality businesses will be transferred from the DM division to serve as growth platforms within the Electrification Products division. The necessary investment to continue the growth momentum of these businesses will initially have a dampening impact on the division’s profit margin.

The growth of power consumption is outpacing overall energy consumption, as more people have access to electricity and new forms of electricity consumption, such as e-vehicle charging, are driving demand. There are significant opportunities to digitalize and innovate around our current offerings.

Robotics and Motion

Robotics and Motion will be the partner of choice for robotics and intelligent motion solutions.

ABB’s leading offering in industrial motors and drives as well as its strongly performing robotics business are the building blocks of this newly shaped division which succeeds the former Discrete Automation and Motion division.

By focusing on the fast-growing robotics market and leveraging ABB’s technology platform and global scale, the company is ideally positioned to move from its current #2 position in robotics to #1 in this highly attractive market. ABB will benefit from its strong position in the Fourth Industrial Revolution, its global reach and service platforms.

ABB will continue to invest in and shape its #1 position in industrial motors and drives by focusing on fast-growing segments and moving into light industry and emerging growth areas like Asia.

Intelligent services and a leading digital offering are already a strong pillar of the division’s performance and open significant growth opportunities. ABB will strengthen divisional profitability through continued focus on operational excellence and value chain optimization.

Industrial Automation

Industrial Automation will be the partner of choice for industrial automation.

This division succeeds the former Process Automation division.

ABB will drive digitalization across industry sectors, building on its #1 position in process control through software and services. ABB has a unique combination of domain expertise that allows it to master the control room in a wide range of industries such as pharmaceuticals, mining, shipping and oil & gas. By focusing on growing segments and bringing together maintenance, operation and control, ABB will drive penetration of strongholds and create differentiation for customers.

Power Grids

Power Grids will be the partner of choice for stronger, smarter and greener grids.

Following a comprehensive strategic portfolio review, the Board and Executive Committee of ABB have concluded that the transformation of Power Grids under ABB ownership will unlock maximum shareholder value compared to other ownership options such as sale, IPO, spin-off or joint venture.

Key factors in the decision-making process included market attractiveness, the existing and future product offerings, business model opportunities and best ownership, as well as all alternative value creation options for ABB shareholders. This review included independent analyses from McKinsey and independent financial advice from Goldman Sachs and Credit Suisse.

The division, which is #1 globally, will take advantage of the Energy and Fourth Industrial Revolutions. These are creating significant demand for Power Grids’ products, systems, software and services, and support the portfolio shift towards digitalization.

To realize the full potential of the division and continue the ongoing transformation, “Power Up,” a massive program covering key aspects of the business, was introduced today. It will drive growth and enhance earnings accretion by focusing on core operational strengths and high growth segments as well as digitally enabled services and software.

A key element of the division’s ongoing transformation is the de-risking of the business model and tapping of growth opportunities through two strategic partnerships announced today – with Fluor for large electrical substations, and Aibel for offshore wind connections. Both partnerships combine ABB’s market leadership in power technologies with the respective partner’s expertise – Fluor’s in managing large engineering, procurement and construction (EPC) projects, and Aibel’s in offshore wind projects.

Another key element is ABB’s pruning of niche non-core businesses such as the recently announced sale of ABB’s cable business to NKT cables while preserving access to technology through a strategic partnership.

As a consequence of the transformation, ABB is raising the operational EBITA margin target corridor for the division from 8-12% to 10-14%, effective 2018.

“In our strategic portfolio review we have listened carefully to all stakeholders and all expressed views. After a very thorough and detailed process, supported by leading advisors, we have concluded that the continued transformation of Power Grids under ABB’s ownership creates the highest value for our shareholders and customers. Building on the transformation success and momentum to date, the Power Grids division is ideally positioned within ABB to drive long-term, profitable growth during the Energy and Fourth Industrial Revolutions and is an integral part of our offering,” Spiesshofer said.

Quantum leap in digital with ABB AbilityTM

ABB is a hidden digital champion today. It is ideally positioned to win in the digital space with new and existing end-to-end digital solutions that build on the intelligent cloud and close the loop with connected devices. ABB will use its profound knowledge of its customers’ domains to plan, build and operate a unique digital offering which will deliver true operational differentiation for customers.

The newly launched ABB Ability offering combines ABB’s portfolio of digital solutions and services across all customer segments, cementing the group’s leading position in the Fourth Industrial Revolution and support the competiveness of ABB’s four entrepreneurial divisions.

ABB today announced a far-reaching strategic partnership with Microsoft, the world’s largest software company, to develop next-generation digital solutions on an integrated cloud platform. Customers will benefit from the unique combination of ABB’s deep domain knowledge and extensive portfolio of industrial solutions and Microsoft’s Azure intelligent cloud as well as B2B engineering competence. Together, the partners will drive digital transformation in customer segments across ABB’s businesses such as robotics, marine and e-mobility.

“This partnership will provide unique benefits to our customers in utilities, industry, transport & infrastructure, building on the combined strength of Microsoft and ABB,” said Spiesshofer. “Building on ABB’s installed base of more than 70 million connected devices and more than 70,000 installed control systems, the next step is to develop one of the world’s largest industrial cloud platforms.”

ABB’s digital transformation will be led by Guido Jouret, a pioneer in the Internet of Things, who began his role as Chief Digital Officer, reporting directly to the CEO, on October 1, 2016.

Strengthening the global ABB brand

ABB will adopt a single corporate brand, consolidating all its brands around the world under one umbrella. ABB’s portfolio of companies will be unified, showcasing the full breadth and depth of the company’s global offering under one master brand. This transition is expected to take up to two years.

The unified brand plays a key part in realizing the value potential of ABB’s digital offering, as it increases customer loyalty, price premiums and purchase probability. One master brand allows ABB to better present its strategy to relevant stakeholders, emphasizes the Group’s customer-first, digital-first thinking and makes it easier to interact with existing and future customers.

The brand will feature design elements intended to clearly articulate ABB’s vision, direction and unique market position to customers, shareholders, employees and all other stakeholders. ABB’s heritage as a pioneering technology leader and the three focus areas of its Next Level strategy are reflected in its new brand promise:
“Let’s write the future. Together.”TM

Accelerating momentum in operational excellence

ABB continues to build on its existing momentum and is further accelerating its operational excellence.

The company’s white-collar productivity savings program has outperformed expectations since its launch last year. As a result, ABB has increased the program’s cost reduction target by 30% to $1.3 billion. ABB will achieve these additional savings within the initially announced timeframe and with unchanged restructuring and implementation costs. ABB is continuing its regular cost-savings programs, leveraging operational excellence and world-class supply chain management to achieve savings equivalent to 3-5% of cost of sales each year.

ABB reaffirms the target of its 1,000-day working capital program to free up approximately $2 billion by the end of 2017. The program is well on track and focuses on improving inventory management by optimizing the entire value chain, from product design to manufacturing, and by optimizing other net working capital measures.

The Group reaffirms its 2015-2020 financial targets as laid out below.

ABB Next Level – 2015-2020 targets2

Revenue growth[3]	3-6%
Operational EBITA %[4]	11-16%
Operational EPS growth CAGR[5]	10-15%
Free cash flow conversion to net income	>90%
Cash return on investment %[6]	Mid-teens

Operational EBITA % – 2015-2020 divisional targets

Electrification Products	15-19%
Robotics and Motion	14-19%
Industrial Automation	11-15%
Power Grids	10-14%*

*The margin target for Power Grids will be in effect as of Jan. 1, 2018.

2 For definitions refer to “Supplemental Financial Information” under “Capital Markets Day 2016” – “More information” on our website at www.abb.com/investorrelations
3 Average annual revenue growth on a comparable basis, over six years, base year 2014.
4 Target is on a full-year basis
5 CAGR = Compound Annual Growth Rate. Base year is 2014 and target assumes constant exchange rates.
6 Temporary reduction possible in the event of large acquisitions.

Capital allocation

ABB today announced its plans for a new share buyback program of up to $3 billion from 2017 through 2019. This reflects the company’s confidence and the continued strength of ABB’s cash generation and financial position. On September 30, 2016, ABB announced the completion of its recent share buyback program in which it returned $3.5bn to its shareholders. Over the last three years, ABB has returned $8.7bn to shareholders in the form of dividends and share buybacks.

Active portfolio management remains a key aspect of ABB’s operating pattern as demonstrated in the recent portfolio pruning and bolt on acquisitions as well as the announced cable business divestiture and business model changes in Power Grids.

ABB’s capital allocation priorities remain unchanged: 1) funding organic growth, R&D and capital expenditures at attractive cash returns; 2) paying a steadily rising, sustainable dividend; 3) investing in value-creating acquisitions; and 4) returning additional cash to shareholders.

About ABB

ABB (ABBN: SIX Swiss Ex) is a pioneering technology leader in electrification products, robotics and motion, industrial automation and power grids serving customers in utilities, industry and transport & infrastructure globally. For more than four decades, ABB is writing the future of industrial digitalization. With more than 70 million devices connected through its installed base of more than 70,000 control systems across all customer segments, ABB is ideally positioned to benefit from the Energy and Fourth Industrial Revolution. With a heritage of more than 130 years, ABB operates in more than 100 countries with about 135,000 employees. www.abb.com

Important notice about forward-looking information

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business, including those in the sections of this release titled “Accelerating momentum in operational excellence”, “ABB Next Level – 2015-2020 targets”, “Operational EBITA % - 2015-2020 divisional targets” and “Capital allocation”. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans,” “is likely”, “intends” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:
Media Relations Saswato Das, Antonio Ligi, Domenico Truncellito, Sandra Wiesner Tel: +41 43 317 65 68 media.relations@ch.abb.com	Investor Relations Tel. +41 43 317 71 11 investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: October 4, 2016.	By:	/s/ Alanna Abrahamson - Haka
		Name:	Alanna Abrahamson - Haka
		Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance